Schuyler, Roche & Crisham, P.C.
One Prudential Plaza	tel	312 565.2400
Suite 3800	fax	312 565.8300
130 East Randolph Street	web	SRCattorneys.com
Chicago, Illinois 60601
Eric M. Fogel
Attorney at Law tel 312 565-8460 fax 312 565-8300
EFogel@SRCattorneys.com

June 22, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance, Office of Mergers and Acquisitions

Mail Stop 3628

Attention: Song P. Brandon, Esq., Special Counsel

Re:	MathStar, Inc.

Schedule TO-T filed June 1, 2009

Filed by Tiberius Capital II, LLC

File No. 5-81298

Dear Ms. Brandon,

We acknowledge receipt of the letter of comment dated June 15, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Tiberius Capital II, LLC and its affiliated additional Filing Persons, and we provide the following supplemental response on their behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Offer to Purchase. Capitalized terms used herein and not separately defined shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO-T, as applicable. Our responses are numbered to correspond to your comments.

Schedule TO-T

General

1.

The disclosure in the Offer to Purchase indicates that Tiberius Capital II, LLC is a newly-formed entity created solely to engage in this tender offer. Rule 14d-1(g)(2) defines the term “bidder” as any person who makes a tender offer or “on whose behalf a tender offer is made.” Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer. Where an entity has no independent operations and has been created with the sole purpose of affecting a tender offer, we look beyond the name bidder to those “on whose behalf” the offer is being made.

United States Securities and Exchange Commission

June 22, 2009

See “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the “Current Issues and Rulemaking Projects” outline (November 2000) available on our Web side at www.sec.gov. For the reasons discussed in that outline, we believe you must add additional persons or entities as bidders in this offer. Some individuals and entities who we believe should considered as bidders are: Tiberius Management, Inc., Hyperion Capital, L.P., Hyperion Capital Management, LLC, Fife Trading, Inc., and John M. Fife. Control persons of these entities may also be required bidders, depending on the analyses outlined above. Since each bidder must individually satisfy the disclosure, filing and dissemination requirements of Schedule TO and Regulation 14D, adding new bidders may require you to extend the Offer and disseminate new offering materials, depending on the materiality of the new disclosure you provide. Please note that, to the extent applicable, you should also comply with the comments below as to any new bidders.

In response to the Staff’s comment, we have included Tiberius Management, Inc., Hyperion Capital, L.P., Hyperion Capital Management, LLC, Fife Trading, Inc., and Mr. John M. Fife as bidders in this tender offer. Accordingly, we have made changes on Amendment No. 1 to the Schedule TO-T and on Schedule A attached to the Offer to Purchase. Please note that there has already been full disclosure about these additional entities and Mr. Fife by virtue of their relationship with Tiberius Capital II, LLC. Accordingly, we do not believe that the new disclosure is material to the decision of shareholders whether to tender or hold their shares and, therefore, we do not believe that it is necessary to disseminate new offering materials.

Item 10. Financial Statements.

2.	We have reviewed the disclosure provided on page 23 of the Offer to Purchase in response to Item 10 of Schedule TO, and require further information on how the Purchaser concluded that the financial information required by Item 10 was immaterial. Please expand upon your explanation why financial statements are not material and should not be furnished in accordance with Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A. Please refer to Instruction 2 of Item 10 of Schedule TO. We note that the consideration consists solely of cash and that the offer is not subject to any financing condition, but the Purchaser is not a public reporting company, nor is the offer for all outstanding securities of the subject class.

We will amend Schedule TO to make clear that Purchaser has no plans or intentions to provide to MathStar any funding, loans, equity or capital support or resources, and that Purchaser has no plans or intentions to merge another company into MathStar and no plans to propose any business combination between MathStar and any other company.

MathStar filed a proxy statement with the SEC on June 4, 2009 calling for an Annual Meeting to be held on June 29, 2009. On June 17, 2009, MathStar postponed the shareholders meeting until July 10, 2009. At the meeting, pursuant to a Rule 14a-8 shareholder proposal, the shareholders will vote on whether to liquidate MathStar. As reported in MathStar’s 10-K

United States Securities and Exchange Commission

June 22, 2009

for the year ended December 31, 2008, MathStar ceased all of its business operations in the second quarter of 2008. In MathStar’s Schedule 14D-9 filed on June 12, 2009, MathStar asserts that the liquidation value of MathStar is approximately $1.40. Hence, the market price of MathStar’s shares has been trading under MathStar’s articulation of liquidation value.

The material decision for a shareholder contemplating the tender offer is whether to tender now at Purchaser’s price, or wait and hope that the shareholders might receive a higher liquidation value in the future or might receive the benefit of some other prospective deal in the future. The Purchaser’s financial wherewithal is not material to this decision.

We respectfully submit that Instruction 2 to Item 10 of Schedule TO sets forth instructions for when financial statements are not considered material. Instruction 2 does not state that financial statements must be disclosed in all cases other than those covered by Instruction 2. Instruction 1 states that the facts and circumstances of a tender offer may influence a determination as to whether financial statements are material. We believe that the bidders’ financial condition is not material to MathStar shareholders making an informed decision whether to tender or hold their shares, because we are offering to pay for the shares in cash, we have represented that we have sufficient cash to purchase the tendered shares, and the Purchaser has no intentions or plans, and has not promised, to provide any funding, loans, equity or any capital support or resources to MathStar.1

Exhibit (a)(1)(A): Offer to Purchase, dated June 1, 2009

General

3.	In your Q&A section, please disclose how many shares the Purchaser and its affiliates own and how many shares will have to be tendered (other than the shares you and your affiliates own) in order to meet the Minimum Tender Condition.

We have added disclosure under “Summary Term Sheet—How many Shares do we own, and how many Shares must be tendered to meet the Minimum Tender Condition?” on page 5 in response to the Staff’s comment. Tiberius owns 53,087 MathStar shares. 3,750,000 shares must be tendered in order to meet the Minimum Tender Condition.

[1]	We note that the Final Rules, SEC Release No. 33-7760; 34-42055, state that four non-exclusive factors are considered to determine whether financial statements of the bidder are material. On the basis of these factors, we note that the Purchaser 1) has structured the Offer to be all cash, 2) has waived the Board control condition, 3) has no plans to make loans or inject equity into MathStar, and no plans to merge or combine another company into MathStar, and 4) has represented that it has the financial resources to pay for the tendered shares in accordance with the terms of the Offer.

United States Securities and Exchange Commission

June 22, 2009

Introduction, page 10

4.	We note your discussion of the offer conditions set forth under this section. Please note that conditions to a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the Purchaser. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Because the determination of whether or not several of the offer conditions have been triggered appears to remain in the Purchaser’s sole control discretion, the assertion of offer conditions appears to be within the exclusive control of the Purchaser. For example, we refer you to the following conditions: (i) the No Takeover Defenses Condition; (ii) the Minimum Cash Condition; (iii) the No Impairment Condition; (iv) the Section 203 Condition; (v) the Board Control Condition; and (vi) the Minimum Stockholders’ Equity Condition. Because the Purchaser has reserved the right to asset the occurrence of an offer condition for reasons that do not appear objectively verifiable, the Purchaser has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as standard of reasonableness, against which the Purchaser’s discretion may be judged.

We have revised our description of the Board Control Condition to declare that we have waived this condition of our Offer. We have also revised all of our descriptions of the No Takeover Defenses Condition, the Minimum Cash Condition, the No Impairment Condition, the Section 203 Condition, and the Minimum Stockholders’ Equity Condition, in each case to qualify Purchaser’s discretion with a standard of reasonableness, such that “consummation of the Offer is conditioned upon Purchaser being satisfied, in its reasonable discretion, that” the relevant condition is fulfilled. We have made these revisions on the cover page, under “Summary Term Sheet—What are the most significant conditions of the Offer?” on page 5, the “Introduction” on pages 11-12, and Section 13 – “Conditions of the Offer” on pages 26-27 of the Offer to Purchase.

5.

As you aware, all offer conditions other than regulatory approvals must be satisfied or waived prior to expiration of the Offer. In that regard, we note your language discussion the “Minimum Cash Condition” and the “Board Control Condition.” In these instances, it is unclear how the conditions may be fulfilled prior to the expiration date of the tender offer. For example, you indicate in the Minimum Cash Condition and the Minimum Stockholders’ Equity Condition that the consummation of the Offer is conditioned on MathStar retaining at least $13.75 million in cash or long-term marketable securities and retaining at least $14 million in total stockholders’ equity, respectively, “at the time Purchaser assumes control of MathStar’s Board of Directors.” (Emphasis added). The language “at the time” suggests that such conditions may be determined only after the expiration date of the tender offer. Please advise us or revise your disclosure accordingly. Similarly, in your discussion of the Board Control Condition, you provide that consummation of the Offer is

United States Securities and Exchange Commission

June 22, 2009

conditioned upon the Purchaser taking control of MathStar’s board by means of the resignation of three current MathStar directions. Please revise your disclosure to explain whether such resignation will have to occur before the expiration date, or after the expiration date. If the latter, please explain how that is consistent with our position that all offer conditions other than regulatory approvals must be satisfied or waived prior to the expiration of the offer.

As noted above, we have revised our description of the Board Control Condition to declare that we have waived this condition of our Offer. We have also revised our language discussing the Minimum Cash Condition and the Minimum Stockholders’ Equity Condition, in each case to replace “at the time Purchaser assumes control of MathStar’s Board of Directors” with “immediately prior to the expiration of the Offer.” We have made these revisions on the cover page, under “Summary Term Sheet—What are the most significant conditions of the Offer?” on page 5 and the “Introduction” on pages 11-12 of the Offer to Purchase.

Acceptance for Payment and Payment of Shares, page 14

6.	We note your disclosure here that the Purchaser reserves the right to assign or transfer to one or more affiliates the right to purchase tendered equity shares. Please note that if the Purchaser does so, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the offer period and may require the offering circular to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

Tiberius does not intend to assign its right to purchase shares tendered in the Offer to any affiliate. We nonetheless confirm our understanding that, if we assign such right, the assignee may need to be added as a Filing Person on the Schedule TO, which in turn may necessitate an extension of the offer period and may require the offering circular to be revised to provide required disclosure as to the assignee.

Certain Information Concerning the Company, page 21

7.	We note your disclaimer of responsibility for information contained in your offering document that has been extracted from MathStar’s reports and other documents. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion. Revise accordingly.

In accordance with the Staff’s comment, we have revised the disclosure in the first paragraph under Section 7—“Certain Information Concerning the Company” on page 21 of the Offer to Purchase to omit Purchaser’s disclaimer of responsibility for the accuracy or completeness of information that has been extracted from MathStar’s reports and other documents.

United States Securities and Exchange Commission

June 22, 2009

Sources and Amounts of Funds, page 23

8.	We note the offer is expected to be consummated with available cash and cash equivalents. Notwithstanding this disclosure, affirmatively state whether or not any alternative financing plan exists. See Item 1007(b) of Regulation M-A.

In accordance with the Staff’s comment, we have revised the disclosure under Section 9—“Sources and Amounts of Funds” on page 23 of the Offer to Purchase to state that Purchaser has no alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.

Dividends and Distributions, page 26

9.	We note the disclosure here that should MathStar “declare, set aside, make or pay any dividend on the Shares or make any other distribution . . .,” the purchase price payable by you will be reduced to the extent any payment is made in cash. Please note that in our view, if you reduce the offer consideration by the amount of any dividend or distribution declared by MathStar, you must inform security holders of this development and may be required to extend the offer to allow shareholders time to react in accordance with Rules 14d-4(d) and 14e-1(b). Please revise your disclosure to reflect that an adjustment to the offer consideration due to any dividends or other distributions declared with respect to his or her tendered shares may require an extension of the offer in accordance with Rules 14d-4(d) and 14c-1(b).

In accordance with the Staff’s comment, we have revised the disclosure in the first paragraph under Section 12—“Dividends and Distributions” on page 26 of the Offer to Purchase to state that, if MathStar declares any dividend or distribution and Purchaser reduces the Offer consideration by the amount thereof, Purchaser will inform MathStar stockholders of such development and may be required to extend the Offer in accordance with Rules 14d-4(d) and 14e-1(b) under the Exchange Act.

Conditions of the Offer, page 26

10.	We note the representation in the last paragraph of this section that the Purchaser may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the Purchaser.

In accordance with the Staff’s comment, we have revised the disclosure in the last paragraph under Section 13—“Conditions of the Offer” on page 26 of the Offer to Purchase to remove any implication that the conditions of the Offer may be triggered through action or inaction by Purchaser.

United States Securities and Exchange Commission

June 22, 2009

11.	In the last paragraph in this section, the Purchaser explains the failure to exercise any of the rights will not be deemed to be a waiver of any offer conditions. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision is tantamount to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding in your response letter. Additionally, please confirm your understanding to us that if an offer condition is triggered, you will notify security holders whether or not you have waived an offer condition.

We confirm our understanding that when a condition of an offer is triggered but the offeror decides to proceed with the offer, this decision is tantamount to a waiver of the triggered condition and that, depending on the materiality of the waived condition and the number of days left in the offer, the offeror may be required to extend the offer and re-circulate new disclosure to the security holders. We further confirm our understanding that, if an offer condition is triggered, we will notify security holders whether or not we have waived the offer condition.

Miscellaneous, page 28

12.	The disclosure here states that the Offer is not being made into (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer. This includes holders of Shares located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where the Purchaser is prohibited from making the Offer, the exception is limited. Please revise or advise in your response letter as to your authority for excluding target holders of Shares not encompassed within Rule 14d-(b)(2).

In accordance with the Staff’s comment, we have revised the disclosure under Section 16—“Miscellaneous” on page 28 of the Offer to Purchase to acknowledge that the Offer is being made to all holders of the Shares, including holders of Shares located in jurisdictions outside the United States, and to clarify that the Offer excludes, only to the extent set forth in Rule 14d-10(b)(2), holders of Shares in a U.S. state where Purchaser is prohibited from making the Offer by administrative or judicial action pursuant to a state statute after a good faith effort by Purchaser to comply with such statute.

United States Securities and Exchange Commission

June 22, 2009

In connection with responding to the Staff’s comments, a certificate signed by each of the bidders containing the three acknowledgements requested by the Staff is attached hereto.

The staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Eric M. Fogel
Eric M. Fogel

United States Securities and Exchange Commission

June 22, 2009

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff (“Staff”) of the Securities and Exchange Commission (“SEC”) relating to the Schedule TO-T filed by Tiberius Capital II, LLC (the “Schedule TO”) on June 1, 2009, each of the undersigned acknowledges the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

United States Securities and Exchange Commission

June 22, 2009

Dated: June 22, 2009

TIBERIUS CAPITAL II, LLC
By:	Tiberius Management, Inc., its manager

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

TIBERIUS MANAGEMENT, INC.

By:	/s/ Robert T. Sullivan
Name:	Robert T. Sullivan
Title:	Authorized Signatory

HYPERION CAPITAL, L.P.
By:	Hyperion Capital Management, LLC, its general partner
By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

HYPERION CAPITAL MANAGEMENT, LLC
By:	Fife Trading, Inc., its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

FIFE TRADING, INC.

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	Authorized Signatory

JOHN M. FIFE
/s/ John M. Fife